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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      ACQUISITION OF TANGGUH LNG INTEREST

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of   December 2,  2003
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Commission File Number 09929
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                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                   Form 20-F   X       Form 40-F
                             -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 No   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 2, 2003



                                     MITSUI & CO., LTD.



                                     By: /s/ Tasuku Kondo
                                        ----------------------------------------
                                        Name:  Tasuku Kondo
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer


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                                                                December 2, 2003

For immediate release

                                                              Mitsui & Co., Ltd.


                       ACQUISITION OF TANGGUH LNG INTEREST


Mitsui & Co., Ltd. ("Mitsui"), headquartered at 2-1, Ohtemachi 1-Chome, Chiyodaku, Tokyo, Japan, is pleased to announce that its wholly-owned subsidiary Mitsui Indonesia Gas B.V. ("MIG"), a company organized and existing under the law of the Netherlands, has entered into a Sale and Purchase Agreement ("SPA") for the acquisition of its 50% interest in the Muturi Production Sharing Contract ("PSC") in West Papua, Indonesia.

MIG signed an SPA on December 1st, 2003 to acquire the interest from BG International Limited, a wholly-owned subsidiary of BG Group plc. The 50% interest in Muturi PSC corresponds to an approximately 10.7% interest in the Tangguh LNG Project. The sale consideration is about US$236 million in cash. Completion of this transaction is conditional mainly on the waiver of pre-emption rights by the other Muturi PSC participants and Indonesian governmental approvals.

Energy resource development is one of Mitsui's strategic priorities, and this deal is in line with its objective to acquire additional assets.

Outline of the Tangguh LNG Project
The Tangguh LNG Project comprises integrated development of an LNG facility supplied by large gas reserves from a number of fields located in Muturi, Berau and Wiriagar field in West Papua, Indonesia. Estimated reserves of natural gas are approximately 14.4 trillion cubic feet. The commencement of commercial LNG production is scheduled to begin in 2007. At the peak, the facility will produce
10.5 million tons of LNG. Existing shareholders are BP, CNOOC, Mitsubishi / INPEX, Nippon Oil, Kanematsu, and Nissho Iwai / Sumitomo.

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For inquiries on this matter, please contact:
Mitsui & Co., Ltd.
Corporate Communications Division
(Person in charge: Eiki Okada)
Telephone: +81-3-3285-7562
Facsimile: +81-3-3285-9819
E-mail:    E.Okada@mitsui.com